Will H. Cai +852 3758 1210 wcai@cooley.com

September 13, 2019

Confidential

Mr. Robert Telewicz, Accounting Branch Chief

Mr. Eric Mcphee, Staff Accountant

Ms. Sonia Barros, Assistant Director

Mr. Joshua Lobert, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	FANGDD NETWORK GROUP LTD (CIK No. 0001750593)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on June 6, 2019

Dear Mr. Telewicz, Mr. Mcphee, Ms. Barros and Mr. Lobert:

On behalf of our client, Fangdd Network Group Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 16, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 6, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Company has updated the Revised Draft Registration Statement to include its unaudited financial statement as of and for the six months ended June 30, 2018 and 2019.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to the Staff’s comments by providing an explanation or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Draft Registration Statement. References to prior comments are to Staff’s letter dated July 3, 2019.

Financial Statements

9. Equity Method Investments, page F-36

1.	We have considered your response to our prior comments 1 and 2. Please address the following with respect to the limited partnerships formed as part of your Sales Commitment Arrangements:

•

Please revise your off-balance sheet commitments and arrangements disclosures on page 93 to include the disclosures required by Item 303(a)(4) of Regulation S-K as they relate to these unconsolidated limited partnerships.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement.

•

Please revise your financial statement disclosures to include the disclosures required by ASC Topics 810-10-50-2A and 810-10-50-4 as they related to these limited partnerships. In particular, please revise your disclosure to include the company’s maximum exposure to loss related to the unconsolidated limited partnerships, a discussion of any arrangements that require the company to provide additional financial support to the limited partnerships and the amount of that additional financial support to the extent known.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-36 to F-40 and pages F-71 to F-73 of the Revised Draft Registration Statement.

*        *        *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 2293 2366 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, Fangdd Network Group Ltd.

Huaxin Wen, Financial Director, Fangdd Network Group Ltd.

Charlie Kim, Esq., Cooley LLP

John Fung, Partner, KPMG Huazhen LLP

Joe Cheng, Partner, KPMG Huazhen LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com